Exhibit 21.1

Transmeridian Exploration Incorporated

List of Subsidiaries

As of March 1, 2006

Name	Jurisdiction of Organization

Bramex Management, Inc.	British Virgin Islands

JSC Caspi Neft TME	Republic of Kazakhstan

Transmeridian Caspian Petroleum LLP	Republic of Kazakhstan

Transmeridian (Kazakhstan) Incorporated	British Virgin Islands

Emba-Trans LLP	Republic of Kazakhstan

Transmeridian Exploration Inc.	British Virgin Islands

TMEI Operating, Inc.	Texas